501 Elliott Ave. W. #400 Seattle, Washington 98119	T 206.282.7100 F 206.284.6206

March 12, 2009

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

Re:	Cell Therapeutics, Inc.
Registration Statement on Form S-3
(File No. 333-157376)

Ladies and Gentlemen:

Cell Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement, as amended by Amendment No. 1 (as so amended, the “Registration Statement”) be made effective at 5:30 p.m., Washington D.C. time, on Monday, March 16, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•

The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James A. Bianco
James A. Bianco

cc:	Mr. Scot Foley
Ms. Suzanne Hayes
Karen Dempsey, Esq.